

TRANSMONTAIGNE

March 2, 2006

U. S. Securities and Exchange Commission
Attn: Mr. Mark Wojciechowski, Staff Accountant
100 F Street, NE
Washington, DC 20549

Re: TransMontaigne Partners L.P.
Form 10-K for the year ended June 30, 2005

Dear Mr. Wojciechowski,

It is my understanding that the staff of the U. S. Securities and Exchange Commission ("SEC staff") has performed a review of the Annual Report on Form 10-K for the year ended June 30, 2005 filed by TransMontaigne Partners L.P. ("TransMontaigne Partners") on or about September 13, 2005. Based on the results of that review, the SEC staff has orally requested that TransMontaigne Partners disclose in future filings, in accordance with SAB Topic 11B, that TransMontaigne Partners excludes depreciation and amortization expense from its direct operating costs and expenses in computing its net operating margins.

Please be advised that TransMontaigne Partners intends to comply with the SEC staff's request by presenting the line items on the face of our consolidated statements of operations without any subtotals prior to arriving at operating income. To illustrate, we propose to present the line items on the face of our consolidated statements of operations as follows:

Revenues
Costs and expenses:
    Direct operating costs and expenses
    Direct general and administrative expenses
    Allocated general and administrative expenses
    Allocated insurance expense
    Depreciation and amortization expense
    Gain (loss) on disposition of assets, net
        Operating income
Other income (expense):
    Interest income
    Interest expense
    Amortization of deferred financing costs
        Total other income (expense)
        Net earnings

1670 Broadway • Suite 3100 • Denver, CO 80202 • 303-626-8200 (phone) • 303-626-8228 (fax)
Mailing Address: • P.O. Box 5660 • Denver, CO 80217-5660
www.transmontaigne.com



TRANSMONTAIGNE

U. S. Securities and Exchange Commission
Attn: Mr. Mark Wojciechowski, Staff Accountant
March 2, 2006
Page 2 of 2

Please contact the undersigned at (303) 626-8223 if you have any questions or comments regarding the content of this letter.

Sincerely,

Randall J. Larson
Chief Financial Officer

Cc: Jarry Mittleider—KPMG LLP
     Whitney Holmes—Morrison and Foerster LLP